EXHIBIT 99.1
                                                                    ------------


                     COMPTON ANNOUNCES FIRST QUARTER RESULTS


FOR IMMEDIATE RELEASE                                               MAY 10, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the quarter ended March 31, 2005.

FIRST QUARTER HIGHLIGHTS:

o Quarterly production averages 28,714 boe/d, 12% increase from first quarter 2004.
o    Revenue of $107 million, 20% increase from first quarter 2004.
o    Cash flow of $52 million, 28% increase from first quarter 2004.
o    $90 million equity issue completed.
o    60 wells drilled.

FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S, EXCEPT PER SHARE AMOUNTS)       2005         2004    % CHANGE
--------------------------------------------------------------------------------------------------
Gross revenue                                                    $106,589      $89,031        +20%
Cash flow from operations(1)                                     $ 52,277      $40,948        +28%
Cash flow/share  - basic(1)                                      $   0.43      $  0.35        +23%
                 - diluted(1)                                    $   0.41      $  0.33        +24%
Adjusted net earnings from operations(1)                         $ 15,354      $14,235         +8%
Net earnings                                                     $ 10,059      $22,301        -55%
Net earnings per share -  basic                                  $   0.08      $  0.19        -58%
                       -  diluted                                $   0.08      $  0.18        -56%
Capital expenditures                                             $ 96,379      $84,048        +15%
--------------------------------------------------------------------------------------------------

(1) See cautionary statement located at the front of the Management Discussion and Analysis.

OPERATING SUMMARY

--------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31,                                        2005          2004  % INCREASE
--------------------------------------------------------------------------------------------------
Average production
   Natural gas (MMCF/D)                                              130           120          8%
   Liquids (BBLS/D)                                                7,090         5,655         25%
--------------------------------------------------------------------------------------------------
   Total (BOE/D)                                                  28,714        25,717         12%
Average pricing (1)
   Natural gas ($/MCF)                                            $ 6.60        $ 6.25          6%
   Liquids ($/BBL)                                                 46.23         40.03         15%
--------------------------------------------------------------------------------------------------
   Total ($/BOE)                                                  $41.25        $38.04          8%
Field netback ($/BOE)                                             $24.31        $22.86          6%
--------------------------------------------------------------------------------------------------

(1) 2004 prices have been restated to exclude hedge losses and transportation charges.

OPERATIONS REVIEW
--------------------------------------------------------------------------------

Compton drilled 60 (51 net) wells during the first quarter of 2005. The Company is budgeting 66 wells for the second quarter, with drilling accelerating in the second half of the year. Currently, over 90% of the Company's 2005 drilling locations have been identified and surface rights are being acquired. Although first quarter operations were affected by an early break up, the Company believes its expanded 2005 drilling program remains achievable.

DRILLING SUMMARY

Of the 60 (51 net) wells drilled during the quarter, 16 were classified as exploratory and 44 as development wells. The increasing development of the Company's oil and gas plays is reflected in a higher percentage of development wells in 2005 compared to prior years.

The following table summarizes drilling results to March 31, 2005.

--------------------------------------------------------------------------------
                             GAS     OIL      D&A     TOTAL      NET    SUCCESS
--------------------------------------------------------------------------------

Southern Alberta              25       -        -        25       22       100%
Central Alberta               10       -        -        10        7       100%
Peace River Arch               -      20        4        24       22        83%
--------------------------------------------------------------------------------
                              35      20        4        59       51        93%
Standing, cased wells                                     1        -
--------------------------------------------------------------------------------
TOTAL                                                    60       51
--------------------------------------------------------------------------------

SOUTHERN ALBERTA

The majority of Compton's exploration and development activities in 2005 will continue to focus on Southern Alberta. The Company plans to spend $251 million in the South and drill 269 wells. Compton holds approximately 1,220 sections of land in the area, prospective for multiple zones, including the plains Belly River, foothills multiple thrusted Belly River sands at Callum, Basal Quartz at Hooker and the Wabamun/Crossfield at Okotoks/Mazeppa. Additional upside exists in the shallower Edmonton Formation/Horseshoe Canyon Coals. During the first quarter of 2005, the Company drilled 25 (22 net) wells with a 100% success rate in Southern Alberta.

HORSESHOE CANYON COAL BED METHANE

During the third quarter of 2004, Compton recompleted six wells targeting the Horseshoe Canyon Coals, primarily at Centron, Gladys and Brant to further assess the area's CBM potential. The results were encouraging and the recompleted wells appeared to be very similar to those wells of industry competitors immediately north and south of the Company's acreage.

Recently the Company has cored four wells in the Horseshoe Canyon CBM zone. This will augment our upcoming pilot drilling program of 24 wells. The Company's first pilot, consisting of four wells, has been licensed and drilling has commenced. Licensing of the second pilot is underway. Full geological/resource results are expected by the middle of the fourth quarter.

HOOKER

Compton continued its successful Basal Quartz drilling program at Hooker in the first three months of 2005. Hooker has and continues to be a main component of Compton's multiple resource plays. Since 1999, Compton has drilled 20-24 wells annually at Hooker. The Company has determined that the pool, discovered by Compton, has expanded to
1.5 tcf gas-in-place. Four successful wells were drilled and cased in the first quarter, and the Company remains on track to drill 36 wells at Hooker during the year.

PLAINS BELLY RIVER

In the first quarter, Compton drilled 19 gas wells of a planned 65 well program targeting Belly River sands in the Centron, Gladys and Brant areas. The Company's drilling program was delayed by the early break-up. All wells encountered multiple pay sections and uphole produceable Horseshoe Canyon Coals. The Company employed its extensive 3D and 2D seismic data base to successfully target the various Belly River sands. Confirmation, through drilling, of the Company's seismic models has resulted in superior first quarter results and recognition of a large number of additional locations.

In the first quarter, Compton continued to add to its land base by acquiring an additional township of land targeting Belly River and Horseshoe Canyon coals. Currently Compton has in excess of 150 locations in various stages of acquisition.

CALLUM THRUSTED BELLY RIVER

As a result of continuing seismic interpretation, coupled with geologic mapping of recent drilling, Compton has added two multi-well pads to its existing program at Callum. In the second quarter Compton will spud its first well of the 2005 program.

Callum is a multiple thrusted, over pressured, gas charged Belly River play with 25-35 individual sands found over 1000m of vertical section. Compton has not encountered any free water in the sands over this section. A key to success in developing the Callum prospect rests with rock characterization and completion optimization. In the eight Compton wells drilled to date, various completion techniques have been evaluated. All have produced gas, with initial production ranging from 300 mcf/d to 2.1 mmcf/d. In order to develop a representative petrophysical and engineering model to optimize this resource, Compton plans on cutting core on all wells drilled in 2005. To date, Compton has cored one well. Coring allows for a first hand examination of the rock and a comparison and calibration of well log response. When combined with specialized core analysis techniques, the results aid in identifying the more prospective sand intervals, as well as appropriate completion fluids and methods to maximize production from these complex rock types. Compton estimates gas-in-place at Callum is approximately 80 bcf per section.

Based on Compton's initial detailed geological and engineering analysis of core, well log, test and production data, Callum appears to exhibit many similarities to deep tight gas pools in the Rocky Mountain region of the United States, including the Jonah and Pinedale pools of the Greater Green River Basin in Wyoming. Compton is employing knowledge derived from these pools in the development of the Callum prospect.

WABAMUN/CROSSFIELD

Compton applied to the Alberta Energy and Utilities Board ("EUB") for approval to drill up to six horizontal wells at the north end of the Okotoks Wabamun "B" pool on the site of an existing producing well, just outside the southeastern limits of the City of Calgary. This is a unique, cooperative project designed to manage and coordinate surface and subsurface development where existing operations are faced with encroachment of urban communities and to accelerate the depletion of Compton's reserves. If the well licenses are approved, Compton has committed to abandon these six wells in the Okotoks area within 15 years compared to the projected remaining life of more than 50 years for the two existing wells. The EUB conducted an extensive eight week hearing during the first quarter of 2005 to review the well applications and a decision is expected near the end of the second quarter.

CENTRAL ALBERTA

Central Alberta provides Compton excellent exploration and development drilling opportunities using similar techniques gained through its experience from Southern Alberta Deep Basin unconventional gas drilling. The Company plans to spend $68 million in Central Alberta in 2005 and drill 58 wells in the area. Compton drilled 10 (7 net) wells in the first quarter of 2005 with a 100% success rate.

The Company drilled 6 gas wells at Niton during the first quarter, with all wells encountering multiple pay zones. It is anticipated that production from these wells and future offsets will result in Compton expanding its 20 mmcf/d gas plant in the second half of the year.

PEACE RIVER ARCH

The Peace River Arch area contains multi-zone potential, including light oil production at Cecil and Worsley and natural gas exploration at Howard and Pouce Coupe. The Company plans to spend $51 million in the Arch in 2005 and drill 56 wells. The Company drilled 24 (22 net) wells in the first quarter of the year with an 83% success rate.

Following a very successful 2004 drilling program, Compton accelerated its Worsley drilling program for 2005. Seventeen wells were drilled and cased in the first quarter of 2005, with all wells generating better results than existing wells. As a result of first quarter success, the Company has expanded its drilling program by 55 additional locations in the pool.

Approval for a pool wide waterflood on the Charlie Lake H and J pool at Worsley was received in February 2005. The waterflood is projected to increase the ultimate recovery rate from 5-7%, primary, to 25%. Six wells are being converted to injectors to facilitate the pool wide waterflood. Compton hopes to double the reserve value and production from the Charlie Lake H and J pools by year end.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") IS INTENDED TO PROVIDE BOTH AN HISTORICAL AND PROSPECTIVE VIEW OF THE COMPANY'S ACTIVITIES. THE MD&A WAS PREPARED AS AT MAY 6, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THREE MONTHS ENDED MARCH 31, 2005 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2004, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE.

FORWARD LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD

LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS, MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATOR AND REGULATORY PRONOUNCEMENTS. THE COMPANY'S FORWARD LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS ADVISORY.

NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW, CASH FLOW PER SHARE AND ADJUSTED NET EARNINGS FROM OPERATIONS. THESE TERMS ARE NOT DEFINED BY GAAP IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP, AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. CASH FLOW IS USED BY COMPTON TO EVALUATE OPERATING RESULTS AND THE COMPANY'S ABILITY TO GENERATE CASH TO FUND CAPITAL EXPENDITURES AND REPAY DEBT.

ADJUSTED NET EARNINGS FROM OPERATIONS REPRESENTS NET INCOME EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP. ADJUSTED NET EARNINGS FROM OPERATIONS IS USED BY THE COMPANY TO INCREASE COMPARABILITY OF NET EARNINGS BETWEEN PERIODS.

USE OF BOE EQUIVALENTS

 THE OIL AND NATURAL GAS INDUSTRY COMMONLY EXPRESSES PRODUCTION VOLUMES AND RESERVES ON A BARREL OF OIL EQUIVALENT ("BOE") BASIS WHEREBY NATURAL GAS VOLUMES ARE CONVERTED AT THE RATIO OF SIX THOUSAND CUBIC FEET TO ONE BARREL OF OIL. THE INTENTION IS TO SUM OIL AND NATURAL GAS MEASUREMENT UNITS INTO ONE BASIS FOR IMPROVED MEASUREMENT OF RESULTS AND COMPARISONS WITH OTHER INDUSTRY PARTICIPANTS. IN SEVERAL SECTIONS THAT FOLLOW, COMPTON HAS USED THE 6:1 BOE MEASURE WHICH IS THE APPROXIMATE ENERGY EQUIVALENCY OF THE TWO COMMODITIES AT THE BURNER TIP. HOWEVER, BOE DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE PLANT GATE WHERE COMPTON SELLS ITS PRODUCTION VOLUMES AND THEREFORE MAY BE A MISLEADING MEASURE IF USED IN ISOLATION.

Compton is an independent, public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in Western Canada. Compton also controls and manages the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated in the Company's financial statements.

EXECUTIVE SUMMARY:

o Quarterly production averages 28,714 boe/d, 12% increase from first quarter 2004.
o Cash flow from operations reaches $52 million for the three months ended March 31, 2005, driven by continued strong commodity prices and increased production.
o    $90 million equity issue completed to fund 2005 capital program.
o    Field netbacks averaged $24.31/boe in the first quarter.

RESULTS OF OPERATIONS

----------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S, EXCEPT PER SHARE AMOUNTS)                2005      2004  CHANGE
----------------------------------------------------------------------------------------------------
Cash flow from operations (1)                                              $52,277   $40,948     28%
Per share - basic                                                          $  0.43   $  0.35     23%
          - diluted                                                        $  0.41   $  0.33     24%
Adjusted net earnings from operations (1)                                  $15,354   $14,235      8%
Net earnings                                                               $10,059   $22,301    -55%
Per share - basic                                                          $  0.08   $  0.19    -58%
          - diluted                                                        $  0.08   $  0.18    -56%
----------------------------------------------------------------------------------------------------

(1) Cash flow from operations represents net income before depletion and depreciation, future income taxes and other non-cash expenses.

Cash flow from operations for the three months ended March 31, 2005 reached a new high with strong realized commodity prices and increased production volumes.

Net earnings in the first quarter of 2005 decreased from the comparative period in 2004 due primarily to the recognition of an $8 million unrealized risk management loss compared to a $3 million gain in the first quarter of 2004.

ADJUSTED NET EARNINGS FROM OPERATIONS

Net earnings are affected by items of a non-operational nature. To assist in the comparability of net earnings between periods, the Company calculates adjusted net earnings from operations, which eliminates the after tax effect of these items.

The following reconciliation presents the after tax effects of items of a non-operational nature that are included in the Company's financial results.

----------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S, EXCEPT PER SHARE AMOUNTS)          2005      2004  CHANGE
----------------------------------------------------------------------------------------------
Net earnings, as reported                                            $10,059   $22,301    -55%
Non-operational items, after tax
  Foreign exchange loss                                                  804     2,415    -67%
  Unrealized risk management loss (gain)                               5,645    (2,254)  -350%
  Stock-based compensation                                               754       132    471%
  Effect of tax rate changes on future income tax liabilities         (1,908)   (8,359)   -77%
----------------------------------------------------------------------------------------------
Adjusted net earnings from operations                                $15,354   $14,235      8%
Per share - basic                                                    $  0.13   $  0.12      8%
          - diluted                                                  $  0.12   $  0.12      0%
----------------------------------------------------------------------------------------------

REVENUE

----------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31,                                            2005      2004  CHANGE
----------------------------------------------------------------------------------------------
AVERAGE PRODUCTION
   Natural gas (MMCF/D)                                                  130       120      8%
   Liquids (light oil & ngls) (BBLS/D)                                 7,090     5,655     25%
----------------------------------------------------------------------------------------------
Total (BOE/D)                                                         28,714    25,717     12%
BENCHMARK PRICES
  NYMEX (U.S.$/MMBTU)                                               $   6.32   $  5.69     11%
  AECO ($/GJ)                                                       $   6.34   $  6.26      1%
  WTI (U.S.$/BBL)                                                   $  50.03   $ 35.15     42%
  Edmonton Par ($/BBL)                                              $  61.45   $ 45.60     35%
REALIZED PRICES (1)
  Natural gas ($/MCF)                                               $   6.60   $  6.25      6%
  Liquids ($/BBL)                                                      46.23     40.03     15%
----------------------------------------------------------------------------------------------
Total ($/BOE)                                                       $  41.25   $ 38.04      8%
REVENUE (1) ($000S)
  Natural gas revenue                                               $ 77,091   $68,434     13%
  Crude oil and ngls revenue                                          29,498    20,597     43%
----------------------------------------------------------------------------------------------
Total                                                               $106,589   $89,031     20%
----------------------------------------------------------------------------------------------

(1) 2004 amounts restated to exclude realized hedge losses and transportation charges.

Production in the first quarter of 2005 increased 12% from the first quarter of 2004 due to Compton's ongoing exploration and development program. Production volumes also increased over that of the fourth quarter of 2004, more than offsetting the disposition of 600 boe/d of production at year end.

Total revenue in the three months ended March 31, 2005 increased from the first quarter of 2004 due to a combination of increased production volumes and higher realized prices. Similarly, revenue increased 5% from the fourth quarter of 2004.

----------------------------------------------------------------------------------------------
                                                     NATURAL GAS      OIL & NGLS         TOTAL
($000S)                                                  REVENUE         REVENUE       REVENUE
----------------------------------------------------------------------------------------------
Revenue three months ended Mar. 31, 2004                 $68,434         $20,597      $ 89,031
Increase in production volumes                             4,773           5,708        10,481
Increase in prices                                         3,884           3,193         7,077
----------------------------------------------------------------------------------------------
Revenue three months ended Mar. 31, 2005                 $77,091         $29,498      $106,589
----------------------------------------------------------------------------------------------

Approximately 12% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $0.55/mcf less than prices received on non-aggregator volumes.

Commodity hedge gains and losses are not included in 2004 prices, but are reflected in "Risk Management" on the consolidated income statements.

ROYALTIES

------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31,                                        2005      2004  CHANGE
------------------------------------------------------------------------------------------
Royalties ($000S)                                                $25,804   $20,781     24%
Percentage of revenues                                             24.2%     23.3%      4%
------------------------------------------------------------------------------------------

The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices. The Company's royalty rate for the three months ended March 31, 2005 increased from the first quarter of 2004 and the fourth quarter of 2004 due to higher realized prices.

OPERATING EXPENSES

------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31,                                        2005    2004(1) CHANGE
------------------------------------------------------------------------------------------
Operating expenses ($000S)                                       $15,898   $12,776     24%
Operating expenses per boe ($/BOE)                               $  6.15   $  5.46     13%
------------------------------------------------------------------------------------------

(1)  2004 amounts restated to exclude transportation charges.

Operating costs per boe for the three months ended March 31, 2005 increased from the first quarter of 2004 due to an overall rise in the cost of goods and services in the oil and gas industry and the addition of field staff required for expanding operations. Costs increased marginally from the fourth quarter of 2004 for similar reasons.

TRANSPORTATION

------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31,                                        2005    2004(1) CHANGE
------------------------------------------------------------------------------------------
Transportation costs ($000S)                                      $2,069    $1,973      5%
Transportation costs per boe ($/BOE)                              $ 0.80    $ 0.84     -5%
------------------------------------------------------------------------------------------

(1) Transportation costs were previously recorded as a reduction of revenue and an increase in operating expenses. 2004 amounts have been reclassified.

Transportation costs on a boe basis have remained consistent with both the first quarter of 2004 and the prior quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S, EXCEPT WHERE NOTED)            2005      2004  CHANGE
------------------------------------------------------------------------------------------
General and administrative expenses                              $ 7,331   $ 5,443     35%
Capitalized general and administrative expenses                   (1,582)     (528)   200%
Operator recoveries                                               (1,523)   (1,995)   -24%
------------------------------------------------------------------------------------------
Total general and administrative expenses                        $ 4,226   $ 2,920     45%

General and administrative per boe  ($/BOE)                      $  1.64   $  1.25     31%
------------------------------------------------------------------------------------------

General and administrative costs during the first quarter of 2005 increased substantially over those of the first quarter of 2004. This increase reflects the expanded activities of the Company and the overall increase in doing business in the current environment. The major component in the year over year increase was additional employee costs associated with increased personnel levels and a general increase in salaries necessary to attract and maintain qualified personnel in a very competitive industry.

Additionally, costs resulting from the current regulatory environment including Sarbanes Oxley related requirements impacted first quarter 2005 general and administrative expense as compared to first quarter 2004.

INTEREST EXPENSE

---------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S)                          2005        2004   CHANGE
---------------------------------------------------------------------------------------
Interest expense                                          $  7,678    $  7,717      -1%
Less: finance charges                                         (540)       (987)    -45%
---------------------------------------------------------------------------------------
                                                          $  7,138    $  6,730       6%
Average debt                                              $397,589    $384,500       3%
---------------------------------------------------------------------------------------

Interest expense in first three months of 2005, excluding finance charges, was marginally higher than in the first quarter of 2004 due to higher average debt outstanding. Interest expense decreased 3% from the fourth quarter of 2004. Proceeds from the Company's $90 million common share offering in February 2005 were applied to current indebtedness, resulting in the lower interest expense.

DEPLETION AND DEPRECIATION

---------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S, EXCEPT WHERE NOTED)      2005        2004   CHANGE
---------------------------------------------------------------------------------------
Total depletion and depreciation                           $23,359     $16,703      40%
Depletion and depreciation per boe ($/BOE)                  $ 9.04      $ 7.14      27%
---------------------------------------------------------------------------------------

Depletion and depreciation rates have risen in 2005 reflecting an overall increase in finding and development costs, including an increase in estimated future capital associated with proved reserves.

CAPITAL EXPENDITURES

---------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S)                 2005       %          2004       %
---------------------------------------------------------------------------------------
Land and seismic                                  $10,449     11%       $12,128     16%
Drilling and completions                           60,177     62%        52,140     68%
Production facilities                              20,450     21%        15,325     20%
Property acquisitions (dispositions)                5,253      6%        (3,304)    -4%
---------------------------------------------------------------------------------------
Sub-total                                         $96,329    100%       $76,289    100%
MPP                                                    50                 7,759
---------------------------------------------------------------------------------------
Total capital expenditures                        $96,379               $84,048
---------------------------------------------------------------------------------------

RISK MANAGEMENT

The Company's financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates and the Canadian/U.S. exchange rate. The

Company utilizes various financial instruments for non-trading purposes to manage and partially mitigate its exposure to these risks. Commodity price contracts are employed to manage risk associated with price volatility in order to protect cash flow for the Company's capital expenditure program.

Concurrent with the closing of the senior notes offering in May of 2002, the Company negotiated a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and also to take advantage of lower floating interest rates.

Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method. Risk management (gains) and losses recognized during the quarter are summarized below:

---------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, ($000S)                          2005        2004   CHANGE
---------------------------------------------------------------------------------------
Commodity contracts
               Realized (gain) loss                       $ (1,446)    $ 1,048     238%
               Unrealized loss                               7,996       4,610     -73%
Cross currency interest rate swap
               Unrealized loss (gain)                        1,051      (8,279)   -113%
---------------------------------------------------------------------------------------
Total risk management loss (gain)                         $  7,601     $(2,621)   -390%
---------------------------------------------------------------------------------------

Realized (gain) loss                                      $ (1,446)    $ 1,048     238%
Unrealized loss (gain)                                       9,047      (3,669)   -347%
---------------------------------------------------------------------------------------
Total risk management loss (gain)                         $  7,601     $(2,621)   -390%
---------------------------------------------------------------------------------------

OUTSTANDING COMMODITY PRICE RISK MANAGEMENT CONTRACTS

The following table outlines commodity hedge transactions which were in place during the first quarter of 2005 and/or are currently in place.

----------------------------------------------------------------------------------------------
    COMMODITY                  TERM                 AMOUNT         AVERAGE PRICE        INDEX
----------------------------------------------------------------------------------------------
Natural Gas Collars:
                       Jan. 2005 - Mar. 2005      25,000 GJ/d     Cdn$7.15  -  $11.01    AECO
                       Apr. 2005 - Oct. 2005      45,000 GJ/d     Cdn$6.28  -  $ 8.87    AECO
                       May  2005 - Oct. 2005      10,000 GJ/d     Cdn$6.75  -  $ 9.33    AECO
                       Nov. 2005 - Mar. 2006      10,000 GJ/d     Cdn$7.50  -  $10.68    AECO

Crude Oil Collars:
                       Jan. 2005 - Dec. 2005     1,000 bbls/d     U.S.$35.00 - $48.75    WTI
                       Feb. 2005 - Dec. 2005       500 bbls/d     U.S.$43.00 - $49.51    WTI
----------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

-------------------------------------------------------------------------------------------
                                                          AS AT            AS AT
 ($000S, EXCEPT WHERE NOTED)                      MAR. 31, 2005    DEC. 31, 2004     CHANGE
-------------------------------------------------------------------------------------------
Working capital deficit (surplus)                      $  9,789         $ (1,382)     -808%
Current bank debt                                       177,000          220,000       -20%
Senior term notes                                       199,584          198,594         0%
-------------------------------------------------------------------------------------------
                                                       $386,373         $417,212        -7%

Shareholders' equity
   Capital stock                                       $224,990         $135,526        66%
   Contributed surplus                                    4,854            3,840        26%
   Retained earnings                                    292,820          284,712         3%
-------------------------------------------------------------------------------------------
                                                       $522,664         $424,078        23%

Debt to cash flow (1) (2)                                  1.80             2.36
Debt to EBITDA (3)                                         1.96             2.08
Debt to book capitalization (1)                             42%              50%
Debt to market capitalization (1)                           20%              25%
-------------------------------------------------------------------------------------------

(1)  Debt includes current and long term portion.
(2)  Based on annualized cash flow.
(3) EBITDA represents earnings from operations before interest, taxes, depletion and depreciation and unrealized foreign exchange gain. Based on annualized EBITDA.

On February 18, 2005, Compton issued 7.5 million common shares at a price of $12.00 per share for gross proceeds of $90 million. Funds from the issue were used initially to repay a portion of the Company's current indebtedness and thereafter to expand and accelerate the 2005 capital expenditure program.

At quarter end, the Company had drawn $177 million on its available $240 million syndicated credit facility. The facility which matures in July 2005, is reviewed annually and is expected to be renewed under similar terms and conditions. Current bank debt levels decreased from December 31, 2004 due to the application of equity proceeds as previously described.

The principal of the senior term notes is repayable in U.S. funds. The value of the notes reported on the consolidated balance sheets varies in response to movement in the Canadian/U.S. dollar exchange rate.

Compton expects funds generated from operations, proceeds from the common share equity issue in February 2005, minor non-operated property dispositions and funds available under the Company's bank credit facilities, will be sufficient to finance operations and planned capital expenditures of $390 million in 2005.

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

-----------------------------------------------------------------------------------------------------------
                                    2005                      2004                          2003
-------------------------------- -------- -------------------------------------- --------------------------
                                      Q1        Q4        Q3        Q2       Q1       Q4      Q3        Q2
-------------------------------- -------- -------------------------------------- --------------------------
TOTAL REVENUE (MILLIONS)          $  107    $  101    $  102    $   99   $   89   $   83  $   78    $   87
CASH FLOW (MILLIONS)              $   52    $   42    $   47    $   48   $   41   $   33  $   35    $   40
    Cash flow /share (basic)      $ 0.43    $ 0.35    $ 0.40    $ 0.41   $ 0.35   $ 0.28  $ 0.30    $ 0.34
    Cash flow /share (diluted)    $ 0.41    $ 0.33    $ 0.38    $ 0.39   $ 0.33   $ 0.27  $ 0.28    $ 0.32

NET INCOME (MILLIONS)             $   10    $   16    $   22    $    3   $   22   $   12  $   11    $   65
    Net income/share (basic)      $ 0.08    $ 0.14    $ 0.19    $ 0.03   $ 0.19   $ 0.10  $ 0.09    $ 0.56
    Net income/share (diluted)    $ 0.08    $ 0.13    $ 0.18    $ 0.02   $ 0.18   $ 0.10  $ 0.08    $ 0.53

PRODUCTION
    Natural gas (MMCF/D)             130       128       123       122      120      123     111       119
    Liquids (BBLS/D)               7,090     6,963     6,712     5,977    5,655    6,010   5,710     5,910
-------------------------------- -------- -------------------------------------- --------------------------
    Total (BOE/D)                 28,714    28,204    27,268    26,295   25,717   26,484  24,219    25,659

AVERAGE PRICE (1)
    Natural gas (MMCF/D)          $ 6.60    $ 6.29    $ 6.48    $ 6.84   $ 6.25   $ 5.67  $ 5.84    $ 6.36
    Liquids (BBLS/D)               46.23     42.88     46.60     42.75    40.03    34.37   35.15     34.41
-------------------------------- -------- -------------------------------------- --------------------------
     Total ($/BOE)                $41.25    $39.00    $40.78    $41.43   $38.04   $34.08  $35.07    $37.29
-------------------------------- -------- -------------------------------------- --------------------------

(1) 2004 and 2003 amounts restated to exclude realized hedge losses and transportation charges.

Net income and cash flow in the first quarter of 2005 benefited from increased production volumes and higher realized prices, compared to prior quarters.

Increased production volumes and higher oil and natural gas prices improved total revenue and cash flow in 2004. Non-operational items in the second quarter decreased net income.

In 2003, strong overall commodity prices and the decline of the Company's portion of natural gas production dedicated to aggregators to 18%, resulted in higher realized prices and increased total revenue. Non-operational items, including unrealized foreign exchange gains and future income tax recoveries relating to statutory rate reductions, increased net income in the second quarter of 2003, compared to the second half of the year.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
 (thousands of dollars)
--------------------------------------------------------------------------------


                                                   MARCH 31,        DECEMBER 31,
                                                        2005                2004
                                                   ---------        ------------
                                                  (unaudited)
ASSETS

Current
    Cash                                          $   19,766          $   10,068
    Accounts receivable and other                    119,184             115,113
    Unrealized hedge gain (Note 11a)                      --               1,985
                                                  ----------          ----------
                                                     138,950             127,166

Property and equipment                             1,252,150           1,178,550
Goodwill                                               7,914               7,914
Deferred financing charges and other                   9,193               9,729
Deferred risk management loss (Note 11b)               6,841               7,252
                                                  ----------          ----------

                                                  $1,415,048          $1,330,611
                                                  ==========          ==========

LIABILITIES

Current
    Bank debt (Note 2)                            $  177,000          $  220,000
    Accounts payable                                 142,434             125,483
    Unrealized hedge loss (Note 11a)                   6,010                  --
    Income taxes payable                                 295                 301
                                                  ----------          ----------
                                                     325,739             345,784

Senior term notes (Note 3)                           199,584             198,594
Asset retirement obligations (Note 5)                 19,010              18,006
Unrealized hedge loss (Note 11c)                      12,057              11,416
Future income taxes                                  265,415             261,196
Non-controlling interest (Note 6)                     70,579              71,537
                                                  ----------          ----------

                                                     892,384             906,533
                                                  ----------          ----------

SHAREHOLDERS' EQUITY

Capital stock (Note 7)                               224,990             135,526
Contributed surplus (Note 8a)                          4,854               3,840
Retained earnings                                    292,820             284,712
                                                  ----------          ----------

                                                     522,664             424,078
                                                  ----------          ----------

                                                  $1,415,048          $1,330,611
                                                  ==========          ==========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
 (unaudited) (thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31,                               2005            2004
--------------------------------------------------------------------------------

REVENUE
  Oil and natural gas revenues                        $ 106,589       $  89,031
  Royalties                                             (25,804)        (20,781)
                                                      ---------       ---------

                                                         80,785          68,250
                                                      ---------       ---------
EXPENSES
  Operating                                              15,898          12,776
  Transportation                                          2,069           1,973
  General and administrative                              4,226           2,920
  Interest and finance charges (Note 4)                   7,678           7,717
  Depletion and depreciation                             23,359          16,703
  Foreign exchange loss (Note 3)                            986           2,992
  Accretion of asset retirement obligations                 422             399
  Stock-based compensation                                1,208             215
  Risk management loss (gain) (Note 11d)                  7,601          (2,621)
                                                      ---------       ---------

                                                         63,447          43,074
                                                      ---------       ---------

EARNINGS BEFORE TAXES AND NON-CONTROLLING INTEREST       17,338          25,176
                                                      ---------       ---------
Income taxes (Note 10)
  Current                                                   430           1,381
  Future                                                  5,514           1,734
                                                      ---------       ---------

                                                          5,944           3,115
                                                      ---------       ---------

EARNINGS BEFORE NON-CONTROLLING INTEREST                 11,394          22,061
Non-controlling interest                                  1,335            (240)
                                                      ---------       ---------

NET EARNINGS                                          $  10,059       $  22,301
                                                      =========       =========

NET EARNINGS PER SHARE (Note 9)
   Basic                                              $    0.08       $    0.19
                                                      =========       =========

   Diluted                                            $    0.08       $    0.18
                                                      =========       =========


================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31,                               2005            2004
--------------------------------------------------------------------------------

RETAINED EARNINGS, beginning of year                  $ 284,712       $ 224,569
Net earnings                                             10,059          22,301
Premium on redemption of shares (Note 7)                 (1,951)           (694)
                                                      ---------       ---------

RETAINED EARNINGS, end of period                      $ 292,820       $ 246,176
                                                      =========       =========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31,                              2005             2004
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings                                          $ 10,059         $ 22,301
  Amortization of deferred charges and other               469              530
  Depletion and depreciation                            23,359           16,703
  Accretion of asset retirement obligations                422              399
  Unrealized foreign exchange loss                         990            2,987
  Future income taxes                                    5,514            1,734
  Unrealized risk management loss (gain)                 9,047           (3,669)
  Stock-based compensation                               1,208              215
  Asset retirement expenditures                           (126)             (12)
  Non-controlling interest                               1,335             (240)
                                                      --------         --------
Cash flow from operations                               52,277           40,948
Change in non-cash working capital                      (6,909)          (4,712)
                                                      --------         --------

                                                        45,368           36,236
                                                      --------         --------

FINANCING ACTIVITIES
  Issuance (repayment) of bank debt                    (43,000)          10,500
  Proceeds from share issuances (net)                   88,191            1,763
  Distributions to partner                              (2,293)              --
  Redemption of common shares                           (2,168)            (824)
  Change in non-cash working capital                     5,437            4,955
                                                      --------         --------

                                                        46,167           16,394
                                                      --------         --------

INVESTING ACTIVITIES
  Property and equipment additions                     (91,000)         (87,253)
  Property acquisitions                                 (5,253)            (329)
  Property dispositions                                     --            3,546
  Change in non-cash working capital                    14,416           20,869
                                                      --------         --------

                                                       (81,837)         (63,167)
                                                      --------         --------

CHANGE IN CASH                                           9,698          (10,537)

CASH, beginning of year                                 10,068           15,548
                                                      --------         --------

CASH, end of period                                   $ 19,766         $  5,011
                                                      ========         ========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2005
--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION

Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in Note 6.

The consolidated interim financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2004.

All amounts are presented in Canadian dollars unless otherwise stated.

2.     CREDIT FACILITIES

                                            MARCH 31,      DECEMBER 31,
                                                 2005              2004
                                            ---------      ------------

Authorized                                   $240,000          $240,000
                                             ========          ========

Prime rate                                   $ 10,000          $  3,000
Bankers' acceptance                           167,000           217,000
                                             --------          --------

Utilized                                     $177,000          $220,000
                                             ========          ========

As at March 31, 2005, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $240 million. Advances under the facilities can be drawn and currently bear interest as follows:

       Prime rate plus 0.45%
       Bankers' Acceptance rate plus 1.45%
       LIBOR rate plus 1.45%

Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. These facilities mature on July 7, 2005 and are currently under review by the Company's banking syndicate and are expected to be renewed under similar terms and conditions.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $325.0 million covering all the Company's assets and undertakings.

3.     SENIOR TERM NOTES

                                                      MARCH 31,    DECEMBER 31,
                                                           2005            2004
                                                      ---------    ------------

Senior term notes (U.S. $165.0 million)
  Proceeds on issuance                                $ 259,051       $ 259,051
  Cumulative unrealized foreign exchange gain           (59,467)        (60,457)
                                                      ---------       ---------

                                                      $ 199,584       $ 198,594
                                                      =========       =========

The senior term notes bear interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

       May 15, 2006                                   104.950%
       May 15, 2007                                   102.475%
       May 15, 2008 and thereafter                    100.000%

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%, calculated on the $259.0 million proceeds of issuance. This arrangement resulted in an effective interest rate of 7.55% during the period ended March 31, 2005 (March 31, 2004 - 7.40%) net of gains realized on the swap arrangement.

The unrealized foreign exchange loss recognized at March 31, 2005 was $1.0 million (March 31, 2004 - $3.0 million loss), and the accumulated unrealized gain to March 31, 2005 is $59.5 million.


4. INTEREST AND FINANCE CHARGES

Amounts charged to expense during the period ended are as follows:

THREE MONTHS ENDED MARCH 31,                               2005            2004
--------------------------------------------------------------------------------

Interest on bank debt, net                               $2,245          $1,749
Interest on senior term notes                             4,893           4,981
Finance charges                                             540             987
                                                         ------          ------
                                                         $7,678          $7,717
                                                         ======          ======

Finance charges include the amortization of deferred charges and current year expenses.

5.     ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                      MARCH 31,    DECEMBER 31,
                                                           2005            2004
                                                      ---------    ------------

Asset retirement obligations, beginning of year        $ 18,006        $ 17,329
   Liabilities incurred                                     697           3,357
   Liabilities settled and disposed                        (115)         (4,350)
   Accretion expense                                        422           1,670
                                                       --------        --------

Asset retirement obligations, end of period            $ 19,010        $ 18,006
                                                       ========        ========


6.     NON-CONTROLLING INTEREST

Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                       MARCH 31,   DECEMBER 31,
                                                            2005           2004
                                                       ---------   ------------

Non-controlling interest, beginning of year             $ 71,537       $   (110)
   Proceeds from issue of partnership units, net              --         74,343
   Earnings attributable to non-controlling interest       1,335          3,418
   Distributions to limited partner                       (2,293)        (6,114)
                                                        --------       --------

Non-controlling interest, end of period                 $ 70,579       $ 71,537
                                                        ========       ========

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at March 31, 2005 is $37.5 million payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

7.     CAPITAL STOCK

ISSUED AND OUTSTANDING

                                         MARCH 31, 2005                 DECEMBER 31, 2004
                                   -------------------------       -------------------------
                                     NUMBER                          NUMBER
                                   OF SHARES         AMOUNT        OF SHARES         AMOUNT
                                   ---------       ---------       ---------       ---------
                                     (000s)                          (000s)
Common shares outstanding,
  beginning of year                  117,354       $ 135,526         116,423       $ 131,577
  Shares issued for cash, net          7,500          87,490              --              --
  Shares issued for property              --              --             110             875
  Shares issued under stock
    option plan                        2,253           2,190           1,271           3,589
  Shares repurchased                    (187)           (216)           (450)           (515)
                                     -------       ---------         -------       ---------

Common shares outstanding,
  end of period                      126,920       $ 224,990         117,354       $ 135,526
                                     =======       =========         =======       =========

In February 2005, the Company issued 7,500,000 common shares in the capital of the Company for gross proceeds of $90.0 million before underwriters' fees and issue expenses of $3.8 million.

On March 15, 2005, the Company received regulatory approval for a new Normal Course Issuer Bid commencing March 17, 2005 and ending on March 16, 2006. Under the bid, the Company may purchase for cancellation up to 6,200,000 of its common shares, representing approximately 4.96% of the issued and outstanding common shares as of March 9, 2005.

During the three months ended March 31, 2005, the Company purchased for cancellation 187,300 common shares at an average price of $11.57 per share (December 31, 2004 - 450,100 shares at an average price of $8.90 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.


8. STOCK-BASED COMPENSATION PLANS

a)     STOCK OPTION PLAN

The Company has implemented a stock option plan for Directors, Officers and employees. The exercise price of each option approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

                                          MARCH 31, 2005        DECEMBER 31, 2004
                                    -----------------------  -----------------------
                                                   WEIGHTED                 WEIGHTED
                                                    AVERAGE                  AVERAGE
                                     STOCK         EXERCISE    STOCK        EXERCISE
                                    OPTIONS         PRICE     OPTIONS        PRICE
                                     ------       ---------    ------       --------
                                     (000s)                    (000s)
Outstanding, beginning of year       11,655       $    3.51    10,672       $   2.54
   Granted                            1,517       $   12.10     2,549       $   7.34
   Exercised                         (2,253)      $    0.89    (1,271)      $   2.56
   Cancelled                            (51)      $    8.02      (295)      $   5.26
                                     ------       ---------    ------       --------

Outstanding, end of period           10,868       $    5.24    11,655       $   3.51
                                     ======       =========    ======       ========

Exercisable, end of period            6,005       $    2.92     7,812       $   2.19
                                     ======       =========    ======       ========

The range of exercise prices of stock options outstanding and exercisable at March 31, 2005 is as follows:

                                           OUTSTANDING OPTIONS                     EXERCISABLE OPTIONS
                              -------------------------------------------      -------------------------
                                                WEIGHTED
                                                 AVERAGE         WEIGHTED                       WEIGHTED
                                NUMBER OF       REMAINING         AVERAGE       NUMBER OF        AVERAGE
                                 OPTIONS       CONTRACTUAL       EXERCISE        OPTIONS        EXERCISE
RANGE OF EXERCISE PRICES       OUTSTANDING    LIFE (YEARS)         PRICE       OUTSTANDING        PRICE
-----------------------------  -----------    ------------      ---------      -----------      --------
                                 (000s)                                           (000s)
$0.60 - $2.99                        2,943             3.3      $    1.47            2,941      $   1.47
$3.00 - $3.99                        1,672             6.0      $    3.43            1,327      $   3.35
$4.00 - $4.99                        1,729             6.9      $    4.30            1,126      $   4.24
$5.00 - $6.99                        1,284             3.7      $    5.86              373      $   5.90
$7.00 - $10.99                       1,896             4.2      $    8.11              238      $   7.47
$11.00 - $13.24                      1,344             4.9      $   12.29               --      $     --
                                    ------           -----      ---------           ------      --------

                                    10,868             4.7      $    5.24            6,005      $   2.92
                                    ======           =====      =========           ======      ========

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to Directors, Officers and employees after January 1, 2003 using the fair value method.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

THREE MONTHS ENDED MARCH 31,                               2005           2004
------------------------------------------------------------------------------

Weighted average fair value of options granted        $    5.53      $    2.94
Risk-free interest rate                                    3.7%           4.0%
Expected life (years)                                       5.0            5.0
Expected volatility                                       44.5%          51.2%


The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                   MARCH 31,      DECEMBER 31,
                                                        2005              2004
                                                   ---------      ------------

Contributed surplus, beginning of year               $ 3,840           $   760
Stock-based compensation expense                       1,208             3,410
Stock options exercised                                 (194)             (330)
                                                     -------           -------

Contributed surplus, end of period                   $ 4,854           $ 3,840
                                                     =======           =======


b) SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the periods ended March 31, 2005 and 2004, there were no significant compensation costs related to the outstanding variable component of these share appreciation rights. The liability related to the variable component of these options amounts to $1.6 million, which is included in accounts payable as at March 31, 2005 (December 31, 2004 - $1.7 million). All outstanding options having a variable component expire at various times through 2011.

9.     PER SHARE AMOUNTS

THE FOLLOWING TABLE SUMMARIZES THE COMMON SHARES USED IN CALCULATING NET EARNINGS PER COMMON SHARE:

THREE MONTHS ENDED MARCH 31,                                  2005          2004
--------------------------------------------------------------------------------
                                                            (000s)        (000s)

Weighted average common shares outstanding - basic         121,225       116,885
Effect of stock options                                      6,153         6,402
                                                           -------       -------

Weighted average common shares outstanding - diluted       127,378       123,287
                                                           =======       =======


10.    INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

THREE MONTHS ENDED MARCH 31,                                 2005          2004
--------------------------------------------------------------------------------

Earnings before taxes and non-controlling interest       $ 17,338      $ 25,176
                                                         --------      --------

Canadian statutory rate                                     37.6%         38.6%
Expected income taxes                                    $  6,519      $  9,718
Effect on taxes resulting from:
  Non-deductible crown charges                              3,053         4,186
  Resource allowance                                       (2,361)       (3,358)
  Non-deductible stock-based compensation                     454            83
  Federal capital tax                                         430           395
  Effect of tax rate changes                               (1,908)       (8,359)
  Non-taxable portion of foreign exchange loss                186           577
  Other                                                      (429)         (127)
                                                         --------      --------

Provision for income taxes                               $  5,944      $  3,115
                                                         --------      --------

  Current
     Income taxes                                        $     --      $    986
     Federal capital tax                                      430           395
  Future                                                    5,514         1,734
                                                         --------      --------

                                                         $  5,944      $  3,115
                                                         ========      ========

Effective tax rate                                          34.3%         12.4%
                                                         ========      ========

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the method of deployment.

11.    FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/US currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges and cross currency interest rate swap arrangements and are summarized below:

      a) COMMODITY PRICE HEDGES

      The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market, gains or losses, at March 31, 2005 are:

                                                   DAILY                                     MARK-TO-
                                                 NOTIONAL                                     MARKET
     COMMODITY                    TERM            VOLUME            PRICES RECEIVED            LOSS
     ---------                    ----            ------            ---------------         ----------
     Natural gas
          Collar            Apr. 05 - Oct. 05   52,381 mcf    $6.68/mcf - $9.40/mcf         $    1,673
          Collar            Nov. 05 - Mar. 06    9,524 mcf    $7.88/mcf - $11.21/mcf               (23)
                                                                                            ----------
                                                                                                 1,650
     Crude oil
          Collar            Jan. 05 - Dec. 05   1,500 bbls    US$37.67/bbl - US$49.00/bbl   $    4,360
                                                                                            ----------

     Unrealized hedge loss                                                                  $    6,010
                                                                                            ==========

      AT DECEMBER 31, 2004, THE UNREALIZED HEDGE GAIN ON OUTSTANDING COMMODITY CONTRACTS WAS $2.0 MILLION.

      b) DEFERRED RISK MANAGEMENT LOSS

      As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. During period ended March 31, 2005, a $0.4 million risk management loss (March 31, 2004 - $1.2 million) has been included in earnings.

      c) CROSS CURRENCY INTEREST RATE SWAP

      Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. At March 31, 2005, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $12.1 million (December 31, 2004 - $11.4 million) on a mark-to-market basis.

      d) RISK MANAGEMENT (GAINS) LOSSES

      The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                                            MARCH 31
                                      -----------------------------------------------
                                      COMMODITY      INTEREST        2005        2004
                                      CONTRACTS     RATE SWAP       TOTAL       TOTAL
                                      ---------     ---------      -------     -------
      Unrealized
         Amortization of deferred
         loss                          $    --       $   411      $   411     $ 1,165
         Change in fair value            7,996           640        8,636      (4,834)
                                       -------       -------      -------     -------
                                         7,996         1,051        9,047      (3,669)
      Realized
         Cash settlements               (1,446)           --       (1,446)      1,048
                                       -------       -------      -------     -------

      Total                            $ 6,550       $ 1,051      $ 7,601     $(2,621)
                                       =======       =======      =======     =======

12.    SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

THREE MONTHS ENDED MARCH 31,                             2005            2004
--------------------------------------------------------------------------------

Interest paid                                          $2,389          $2,143
Capital taxes paid                                        550              --
                                                       ------          ------
                                                       $2,939          $2,143
                                                       ======          ======

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast Wednesday, May 11, 2005 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2005 first quarter and financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m.
(MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4890
                           Local Toronto: 1-416-640-4127

Audio webcast URL:
http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=1133880

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 17, 2005. Callers may dial toll-free 1-877-289-8525 and enter access code 21124436 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations.
Telephone:  (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com